

Mail Stop 3561

February 22, 2016

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 5000
Santa Monica, CA 90404

> **Re:** **Lions Gate Entertainment Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed May 21, 2015**
> **File No. 001-14880**

Dear Mr. Barge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule II. Valuation and Qualifying Accounts, page 80

1. For the year ended March 31, 2015 we note that the amount charged to expense for the returns and allowances reserve was much less than actual returns. Please tell us why there is such a difference.

Notes to Audited Consolidated Financial Statements

12. Income Taxes, page F-36

2. We note that although foreign income before tax was 68% of your consolidated pretax income for 2015, the effective income tax rate on this income was only about 2%. We also note from the reconciliation between income taxes computed at a Federal statutory rate of 35% and the effective income tax rate that foreign and provincial operations subject to different income taxes significantly reduced your effective income tax rate. Please explain to us the nature of this significant reconciling item including the nature of

any foreign jurisdictions that contribute a significant amount of income with a low or no tax rate. Also, please explain to us why foreign operations appear to have a more significant effect in decreasing the tax rate in fiscal 2015 than in prior years.

14. Segment Information, page F-39

3. It appears from your disclosures on page 4 and elsewhere that both Motion Pictures revenue and Television Production revenue include revenue derived from several different sources. Please revise to separately disclose revenue for each product or service or group of similar product or services as required by ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure